                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 11-K

(Mark One)

[X]   ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
      SECURITIES EXCHANGE ACT OF 1934


For the year ended       DECEMBER 31, 2003
                   ------------------------------------

                                OR

[ ]   TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
      SECURITIES EXCHANGE ACT OF 1934


For the transition period from            to
                               ----------    ----------

Commission file number       333-98681
                       ---------------------------------




                    CONOCOPHILLIPS SAVINGS PLAN
                     (Full title of the Plan)




                          CONOCOPHILLIPS
                  (Name of issuer of securities)



 600 NORTH DAIRY ASHFORD
 HOUSTON, TEXAS                                                          77079
(Address of principal executive office)                               (Zip code)

FINANCIAL STATEMENTS AND EXHIBITS

(a)  Financial Statements

Financial statements of the ConocoPhillips Savings Plan, filed as part of this annual report, are listed in the accompanying index.

(b)  Exhibits

Exhibit 23      Consent of Independent Registered Public Accounting Firm



                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the ConocoPhillips Savings Plan Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                                         CONOCOPHILLIPS
                                                          SAVINGS PLAN


                                                     /s/ J. W. Sheets
                                                --------------------------------
                                                         J. W. Sheets
                                                 Plan Financial Administrator

June 28, 2004

INDEX TO FINANCIAL STATEMENTS                        CONOCOPHILLIPS SAVINGS PLAN
AND SCHEDULES

                                                                            Page
Report of Independent Registered Public Accounting Firm ....                 3


Financial Statements

  Statement of Net Assets Available for Benefits
    at December 31, 2003 and 2002 ..........................                 4

  Statement of Changes in Net Assets Available for
    Benefits for the Year Ended December 31, 2003 ..........                 5

  Notes to Financial Statements ............................                 6


Supplemental Schedules *

  Schedule of Assets (Held at End of Year) as of
    December 31, 2003, Schedule H, Line 4i .................                17

  Schedule of Reportable Transactions for the Year Ended
    December 31, 2003, Schedule H, Line 4j .................                20


Exhibit Index ..............................................                22


* Other supplemental schedules required by Section 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 (ERISA) have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The ConocoPhillips Savings Plan Committee
ConocoPhillips Savings Plan

We have audited the accompanying statements of net assets available for benefits of the ConocoPhillips Savings Plan (Plan) as of December 31, 2003 and 2002, and the related statement of changes in net assets available for benefits for the year ended December 31, 2003. These financial statements are the responsibility of the ConocoPhillips Savings Plan Committee (Committee). Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Committee, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2003 and 2002, and the changes in its net assets available for benefits for the year ended December 31, 2003, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets (held at end of year) as of December 31, 2003, and reportable transactions for the year then ended, are presented for purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Committee. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.



                                   /s/ERNST & YOUNG LLP
                                   ERNST & YOUNG LLP

Houston, Texas
June 28, 2004

STATEMENT OF NET ASSETS                              CONOCOPHILLIPS SAVINGS PLAN
AVAILABLE FOR BENEFITS

                                                            Thousands of Dollars
                                                        ------------------------
At December 31                                                2003          2002
                                                        ------------------------
ASSETS
Investments
  Plan interest in Master Trusts
    ConocoPhillips Stock Fund                           $ 1,356,479            -
    DuPont Stock Fund                                       259,323            -
    Stable Value Fund                                     1,947,229            -
  Leveraged Stock and Loan II Suspense                    1,104,422      373,455
  ConocoPhillips Stock                                            -    1,354,059
  Insurance contract                                             13           15
  Loans to Plan participants                                 70,976       24,050
  Fidelity Low-Priced Stock Fund                            111,173            -
  Fidelity Magellan Fund                                    162,755            -
  PIMCO Total Return Fund - Administrative Class             22,159            -
  Credit Suisse Warburg Pincus Value II                           -        5,273
  American Express Fixed Income Fund                              -       40,161
  Vanguard Funds:
    500 Index Fund                                          324,560      175,374
    Asset Allocation Fund                                     5,957        1,062
    Balanced Index Fund                                      18,252       11,157
    Explorer Fund                                            86,800        1,708
    Extended Market Index Fund                               29,310       13,525
    Federal Money Market Fund                                     -       27,987
    Growth Index Fund                                         7,986        2,645
    Inflation-Protected Securities Fund                      21,961        7,726
    International Growth Fund                                25,274       10,452
    International Value Fund                                 36,375            -
    LifeStrategy Conservative Growth Fund                     9,303          811
    LifeStrategy Growth Fund                                 15,443          996
    LifeStrategy Income Fund                                  5,334        2,120
    LifeStrategy Moderate Growth Fund                        83,018          992
    Long-Term Treasury Fund                                  16,905       15,466
    Mid-Cap Index Fund                                       19,548        5,361
    Morgan Growth Fund                                       17,307        1,148
    Prime Money Market Fund                                 161,676      110,224
    PRIMECAP Fund                                           194,619       90,499
    Small-Cap Growth Index Fund                              20,081        2,042
    Small-Cap Value Index Fund                               15,468        5,159
    Total Bond Market Index Fund                             75,334       68,312
    Total International Stock Index Fund                     13,048        4,837
    Total Stock Market Index Fund                            17,753        3,114
    Value Index Fund                                          5,378        1,531
    Wellington Fund                                          62,276       45,303
    Windsor II Fund                                          70,253        6,396
  Vanguard Retirement Savings Trust                               1            -
--------------------------------------------------------------------------------
                                                          6,393,749    2,412,960
Interest Receivable                                               --           5
--------------------------------------------------------------------------------
Total Assets                                              6,393,749    2,412,965
--------------------------------------------------------------------------------
LIABILITIES
Securities Acquisition Loans                                275,150      298,850
Interest Payable                                                300          378
--------------------------------------------------------------------------------
Total Liabilities                                           275,450      299,228
--------------------------------------------------------------------------------

NET ASSETS AVAILABLE FOR BENEFITS                       $ 6,118,299    2,113,737
================================================================================

See Notes to Financial Statements.

STATEMENT OF CHANGES IN NET                          CONOCOPHILLIPS SAVINGS PLAN
ASSETS AVAILABLE FOR BENEFITS

                                                                       Thousands
Year Ended December 31, 2003                                          of Dollars
                                                                     -----------
ADDITIONS
Company Contributions
  Company matching contributions                                     $    77,582
  Funds for debt service                                                     236
  Basic allocation requirements                                           89,214
Participant Contributions                                                173,839
--------------------------------------------------------------------------------
                                                                         340,871
--------------------------------------------------------------------------------
Investment Income
  Dividends and interest                                                  66,088
  Interest, participant loans                                              2,001
  Plan interest in Master Trusts
      Stable Value Fund                                                   23,211
      DuPont Stock Fund                                                   31,671
      ConocoPhillips Stock Fund                                          334,531
  Net appreciation in fair value
     of investments                                                      404,577
--------------------------------------------------------------------------------
                                                                         862,079
--------------------------------------------------------------------------------
Other Additions
  Asset transfers in                                                   3,153,884
  Other additions                                                            255
--------------------------------------------------------------------------------
                                                                       3,154,139
--------------------------------------------------------------------------------
Total                                                                  4,357,089
--------------------------------------------------------------------------------
DEDUCTIONS
Distributions to participants
  or their beneficiaries                                                 346,879
Interest expense                                                           4,567
Administrative expense                                                       585
Asset transfer out                                                           411
Other deductions                                                              85
--------------------------------------------------------------------------------
Total                                                                    352,527
--------------------------------------------------------------------------------

NET CHANGE                                                             4,004,562

NET ASSETS AVAILABLE FOR BENEFITS
Beginning of Year                                                      2,113,737
--------------------------------------------------------------------------------

End of Year                                                          $ 6,118,299
================================================================================

See Notes to Financial Statements.

NOTES TO FINANCIAL STATEMENTS                        CONOCOPHILLIPS SAVINGS PLAN


NOTE 1--PLAN DESCRIPTION

The following describes the ConocoPhillips Savings Plan (CPSP) (Plan), subject to and qualified by the more complete information appearing in the Plan document.

General: The Plan is a defined contribution, 401(k) profit sharing plan which includes a Stock Savings Feature and a Thrift Feature. This Plan was formerly known as the Long-Term Stock Savings Plan of Phillips Petroleum Company (LTSSP); the name was changed at the close of business on December 31, 2002, along with the formal merger of the Thrift Plan of Phillips Petroleum Company (Thrift Plan) into the CPSP. The Thrift Plan became the Thrift Feature of the CPSP, the LTSSP became the Stock Savings Feature, and ConocoPhillips Company (Company) became the Plan sponsor. At the same time, accounts in the Tosco Corporation Capital Accumulation Plan (CAP) were transferred to CPSP. On October 3, 2003 assets of the Thrift Plan for Employees of Conoco, Inc. (Conoco Thrift Plan) were merged into CPSP.

The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA) and the Internal Revenue Code, as amended by the Tax Reform Act of 1986 and subsequent legislation.

Eligibility: Generally, employees of ConocoPhillips Company (Company) and its subsidiaries on the U.S. direct dollar payroll are eligible to participate in the Plan, except non-managerial retail marketing outlet employees and certain other employee classifications. Employees of ConocoPhillips Services Inc. became eligible to participate in the Stock Savings Feature effective January 1, 2003, and effective October 3, 2003, became eligible to participate in the Thrift Feature.

A summary of the key provisions of the Plan are as follows:

Thrift Feature: Participants may contribute from 1 to 30 percent of pay on a before-tax basis, an after-tax basis, or a combination of both. The Company contributes $1 for each $1 deposited by the participant up to 1.25 percent of pay. Participants have a choice of 31 investment funds in which to invest their deposits.

Stock Savings Feature: The Stock Savings Feature is a stock bonus plan that contains an Employee Stock Ownership Plan (ESOP). Participants contribute 1 percent of pay on a before-tax basis. Participants' Stock Savings Feature contributions are invested in the ConocoPhillips Stock Fund. Participants in the Stock Savings Feature receive semiannual allocations of ConocoPhillips stock as of June 30 and December 31 of each year. The semiannual allocation to participants is based on the ratio of the participant's Stock Savings Feature (SSF) contributions to all participants' SSF contributions for the allocation period. A supplemental allocation shall be made each year-end if all shares released for allocation, based on loan payment provisions, have not been allocated. Semiannual allocations and supplemental allocations are invested in the ConocoPhillips Stock Fund and the Leveraged Stock Fund.

Beginning June 30, 2003, the number of shares allocated semiannually on each allocation date is 4,349 shares for each 100 employees eligible to make deposits. After 2005 and through the allocation date following the date the second loan is repaid, the number of shares to be allocated semiannually on each basic allocation date will be 3,962 shares for each 100 eligible employees. In late 1995, the Company extended the terms of the second loan to the year 2015. Without the extension, allocations of stock to employees would have been completed in 2005 or before. The extension required additional shares of ConocoPhillips stock (Company Stock) to be delivered to the Plan. The Plan is eligible to receive shares from the Company's Compensation and Benefits Trust
(CBT). In 2003, the Company used the CBT to contribute 1,483,780 shares of stock to the Plan. The fair value of the shares was $80 million.

The Plan is required to retain and use eligible dividends on ConocoPhillips stock to make payments on the loans it used to acquire ConocoPhillips stock for the Stock Savings Feature. If the Company does not elect to make a special contribution and if eligible dividends from participants' accounts are used to make loan payments, participants receive a dividend replacement allocation. The Plan used $15.9 million in dividends on allocated shares to make loan payments and allocated 288,332 shares in dividend replacement allocations to participants' accounts in 2003.

The Company made contributions to the Plan which, when aggregated with certain Plan dividends and certain interest earnings, equaled the amount necessary to enable the Plan to make its regularly scheduled payments of principal and interest due on its loan. The Company can also elect to make contributions to the Plan, as an alternative to using the dividends. Finally, the Company can make contributions to the Plan in the amount necessary to bring the number of shares of stock released for allocation up to the level required to complete the basic allocation by contributing cash or by contributing ConocoPhillips common stock.

Catch-up Deposits: Participants are eligible to make catch-up deposits to the Thrift Feature beginning in the year they attain age 50. The participant is allowed to elect catch-up deposits to be deducted as a dollar amount from each paycheck up to the applicable dollar limit, as defined by the Plan, for such plan year. An annual election is required to make catch-up deposits.

Participant Accounts: Participants' contributions are credited directly to employees' accounts as soon as administratively practicable. The interest of participants in each fund is represented by shares allocated to them.

Vesting: Participants are always vested in their contributions and amounts credited to their accounts.

Expanded Investment Fund Options: The Thrift Feature of CPSP includes the following new funds: CAP Fixed Income Fund and Vanguard Retirement Savings Trust Fund. The CAP Fixed Income Fund is a blended fund consisting of Vanguard Retirement Savings Trust and American Express Trust Income Fund III. No new deposits are allowed to the American Express Trust Income Fund III. Beginning January 1, 2003, and continuing each month through April 2003, a portion of the American Express Trust Income Fund III was invested in the Vanguard Retirement Savings Trust. In April 2003, the entire remaining CAP Fixed Income Fund balance was transferred to the Vanguard Retirement Savings Trust. In October 2003, the Stable Value Fund, the DuPont Stock Fund, the Vanguard International Value Fund, the Fidelity Magellan Fund, the Fidelity Low-Priced Stock Fund, and the PIMCO Total Return Fund were added; and the holdings in the Vanguard Retirement Savings Trust were transferred into the Stable Value Fund. The DuPont Stock Fund is closed to new investment elections, which leaves 31 options available for new investment.

Share Accounting Method for Company Stock: Effective January 1, 2003, the CPSP changed to a share accounting method for Company Stock versus the unit accounting method used prior to that date. Any shares purchased or sold on any business day are valued at the Participant Transaction Price, which is calculated using a weighted-average price of the ConocoPhillips stock traded on that business day and any carryover impact from the previous trading day.

Withdrawals: Total withdrawals from participant accounts can be made upon the occurrence of specified events, including the attainment of age 59 1/2 or termination of employment. Partial withdrawals are permitted in cases of specified financial hardship and certain other cases, including special partial withdrawal provisions for participants age 55 and over. Effective January 1, 2003, the special partial withdrawal provisions for participants age 55 and over were eliminated. Unless a request for withdrawal is made as of any earlier date, distribution is deferred to a date not later than the first valuation date in October of the year age 69 is attained. If the participant dies, distribution to a surviving spouse beneficiary is deferred to the first valuation date in October in the year in which the participant would have attained age 69. Effective January 1, 2003, the age at which distributions are deferred to was changed to February 1st of the year following the year the participant reaches 70 1/2. For a surviving spouse, it was changed to the later of December 31st of the year the participant would have reached age 70 1/2 or December 31st of the year following the year the participant died. This deferral is revocable by the participant or the surviving spouse. Distributions to non-spouse beneficiaries can be deferred approximately five years. A participant can elect a direct rollover of the taxable and/or non-taxable portion of most distributions to an Individual Retirement Account or another tax-qualified plan.

Installment Payments: A terminated employee or a beneficiary who is the surviving spouse of a participant is eligible to elect a distribution based on a fixed-dollar amount or life-expectancy installment payments.

Installment distribution options offered under the Conoco Thrift Plan and exercised by a participant were grandfathered into CPSP.

Dividend Pass Through: Effective January 1, 2003, a participant can make an election to receive cash dividends from the Company Stock Fund on a portion of his account invested in Company Stock. The distribution of these dividends is made on each dividend payment date.

Forms of Payment: Generally, distributions from participant accounts invested in ConocoPhillips Stock and DuPont Stock can be made in cash, stock, or a combination of both. Distributions from all other funds in the Thrift Feature are made in cash. An election to make an eligible rollover distribution is also available.

Loans: Active employee participants (and effective January 1, 2003, terminated employees or a beneficiary who is the surviving spouse of a participant) can request a loan from their account in the CPSP. Effective October 3, 2003, terminated employees or beneficiaries are no longer eligible to take new loans. The minimum loan is $1,000. Generally, the maximum loan is the lesser of $50,000 or one-half of the value of the account. For those eligible for loans, three outstanding loans are available at any one time, one of which can be a home loan for a term of up to 238 months. Also, participants who transferred in from the Conoco Thrift Plan with more than three loans are permitted to continue their loans until paid off.

On July 21, 2003, pursuant to the Sarbanes-Oxley Act of 2002, participants were mailed a notice explaining that due to the merger of the Conoco Thrift Plan with CPSP, (i) requests for new loans had to be submitted on or before 4 p.m. Central time, August 29, 2003, (ii) loan payments would temporarily suspend (except for expatriates, employees on leave, terminated employees, and Duke Energy Field Service employees) September 1, 2003 to be re-amortized and (iii) loan payments and all transactions would resume the week of October 5, 2003.

Trust Agreements: On January 1, 2003, ConocoPhillips entered into both a Trust Agreement and a Master Trust Agreement with Vanguard Fiduciary Trust Company, as Trustee, and subsequently both were superceded by a Trust Agreement and a Master Trust Agreement dated October 3, 2003. The Master Trust Agreement provides for the administration by the Trustee of each Investment Fund in the Trust Fund that consists primarily of ConocoPhillips stock in both the Stock Savings Feature and the Thrift Feature. The Trust Agreement provides for the administration of all the other assets in the Trust Fund by the Trustee or any Successor Trustee. An additional Master Trust Agreement with the Trustee, effective October 3, 2003, provides for the administration by the Trustee of the DuPont Stock Fund in the Thrift Feature. Effective October 3, 2003, pursuant to a Master Trust Agreement, the custodial trustee for the Stable Value Fund in the Thrift Feature is State Street Bank and Trust Company.

Administration: The Plan is administered by the ConocoPhillips Savings Plan Committee (Committee), a Plan Financial Administrator, a Plan Benefits Administrator, and the Chief Financial Officer of the Company. Members of the Committee are appointed by the Board of Directors of ConocoPhillips Company. The Plan Financial Administrator and the Plan Benefits Administrator are the persons who occupy, respectively, the ConocoPhillips positions of Treasurer and Compensation and Benefits Manager. Members of the Committee and the Plan Administrators serve without compensation, but are reimbursed by the Company for necessary expenditures incurred in the discharge of their duties. Administrative expenses of the Plan are paid by the Trustee from assets of the Plan to the extent allowable by law, unless paid by the Company. In 2003, reimbursement of administrative expenses paid to ConocoPhillips totaled $585,880.

NOTE 2--SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION

The Plan's financial statements are presented on the accrual basis of accounting. Distributions to participants or their beneficiaries are recorded when paid.

USE OF ESTIMATES

The preparation of financial statements in conformity with U. S. generally accepted accounting principles requires estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes and schedules. Actual results could differ from those estimates.


NOTE 3--SECURITIES ACQUISITION LOANS

The Plan borrowed $250 million (Loan 1) and $400 million (Loan 2) in 1988 and 1990, respectively, and purchased 14,336,918 and 14,159,292 shares of common stock from ConocoPhillips, respectively. The shares are held in a suspense account until allocated to eligible participants based on the provisions of the Plan. At December 31, 2003 and 2002, the market value of unallocated shares was $464 million and $373 million, respectively. There were no other unallocated assets at December 31, 2003 and December 31, 2002.

Loan 1 was fully repaid in June 1998 and all leveraged shares associated with Loan 1 have been allocated to participant accounts.

Loan 2 was amended in 1995 to extend its term from 15 to 25 years, requiring repayment in annual installments beginning in 2005, through the year 2015. Due to loan prepayments, the first required payment is currently scheduled to be in 2009.

Any participating bank in the syndicate of lenders may cease to participate on December 5, 2004, by giving not less than 180 days prior notice to the Plan and ConocoPhillips. Based on the provision noted above, several lenders have given cessation notice to the Plan and ConocoPhillips. The Plan and ConocoPhillips plan to resyndicate the loan or refinance the note. Neither of these two options would change the current allocation schedule of stock to Plan participants.

Each bank participating in the loan also has the optional right, if the current Directors of ConocoPhillips or their approved successors cease to be a majority of the Board of Directors, and upon not less than 90 days notice, to cease to participate in the loan. Under the above conditions, such banks' rights and obligations under the loan agreement must be purchased by ConocoPhillips if not transferred to another bank of ConocoPhillips' choice.

The outstanding balance of Loan 2 at December 31, 2003, was $275 million. Loan 2 prepayments totaled $24 million in 2003. Loan 2 provides for variable interest rates. The rates were 1.44 percent and 1.69 percent at December 31, 2003 and 2002, respectively.

Loan 2 is guaranteed by ConocoPhillips and is being repaid through contributions made by the Company; dividends on certain allocated and unallocated shares, and earnings on the short-term investment of dividends. The Loan 2 carrying amount approximates fair value.

NOTE 4--INVESTMENTS

VALUATION

Common stock and mutual fund securities are valued at fair value, based on their quoted market prices. The Stable Value Fund is managed under the ConocoPhillips Company Defined Contribution Plans Master Trust. The assets in this fund include guaranteed investment contracts and money market instruments. The guaranteed investment contracts are valued at contract value and the money market instruments are valued at amortized cost, both of which approximate fair value. Participant loans are valued at carrying value, which approximates fair value. Purchases and sales of investments are recorded on a trade date basis.

Investment securities are exposed to various risks, such as interest rate, market, and credit risk. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in risks in the near term could materially affect participant account balances and the amounts reported in the Statement of Net Assets Available for Benefits.

APPRECIATION

During 2003, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

                                                                      Thousands
                                                                      of Dollars
                                                                      ----------
ESOP assets                                                           $  106,006
Leveraged Stock and Loan II Suspense                                     127,623
Mutual Funds                                                             170,948
--------------------------------------------------------------------------------
                                                                      $  404,577
================================================================================

NOTE 5--NON-PARTICIPANT-DIRECTED INVESTMENTS

The ConocoPhillips common stock in the Loan 2 Suspense Account of the Stock Savings Feature is the only non-participant-directed investment in the Plan. Information about the net assets and the significant components of the changes in net assets relating to this non-participant-directed investment is as follows:

                                                            Thousands of Dollars
                                                            --------------------
At December 31                                                 2003         2002
                                                          ----------------------
Net Assets:
  ConocoPhillips common stock                             $ 188,712       74,233
================================================================================

Changes in Net Assets during Year Ended December 31, 2003:
    Company contributions                                             $     236
    Dividends and interest                                               12,242
    Net appreciation in fair value
      of investments                                                    127,623
    Interfund transfers                                                 (21,055)
    Interest expense                                                     (4,567)
--------------------------------------------------------------------------------
   Net increase                                                         114,479
   Beginning of year                                                     74,233
--------------------------------------------------------------------------------
   End of year                                                        $ 188,712
================================================================================

NOTE 6--ASSET TRANSFERS IN

At the close of business on October 3, 2003, approximately $3.2 billion of assets from the Thrift Plan for Employees of Conoco, Inc. (Conoco Thrift Plan) were transferred into the Plan, as a result of the merger discussed in Note 1.


NOTE 7--TAX STATUS

The Internal Revenue Service (IRS) determined on March 23, 2004, that the Plan, as amended and restated as of October 3, 2003, was qualified under Section 401(a) of the Internal Revenue Code of 1986 and that the Trust was exempt from federal income tax under Section 501(a).

Subsequent amendments have been adopted, but are not expected to affect the qualified status of the Plan. The Committee is not aware of any activity that would affect the qualified status of the Plan.

NOTE 8--PARTY-IN-INTEREST TRANSACTIONS

A large portion of the Plan's assets are invested in Company Stock. Because ConocoPhillips is the parent of the Company, transactions involving Company Stock qualify as party-in-interest transactions. In addition, certain investments of the Plan are in shares of mutual funds managed by Vanguard. Because Vanguard is the Plan's trustee, these transactions also qualify as party-in-interest transactions. Additional Plan assets are invested in DuPont Stock. Transactions involving DuPont Stock also qualify as party-in-interest transactions as certain contracts in the Stable Value Fund were managed by DuPont Capital Management during 2003. All of these types of transactions were exempt from the prohibited transaction rules.

NOTE 9--PLAN TERMINATION

In the event of termination of the Plan, participants and beneficiaries of deceased participants would be vested with respect to, and would receive, within a reasonable time, any funds in their accounts as of the date of the termination. Unallocated assets leveraged to Loan 2 would be allocated pursuant to applicable legal and contractual requirements.

NOTE 10--RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits as of December 31, 2002, as reflected in these financial statements, to the amounts reflected in the Plan's Form 5500:

                                                           Thousands of Dollars
                                                           --------------------
                                                                           2002
                                                                           ----
Net assets available for benefits as
  reported in the financial statements                $6,118,299    $ 2,113,737
Add: Amounts allocated to withdrawing participants
  at December 31, 2003                                        16
Less: Amounts allocated to withdrawing
  participants at year-end                                    16            (16)
--------------------------------------------------------------------------------
Net assets available for benefits
  as reported in the Form 5500                        $6,118,315    $ 2,113,721
================================================================================

NOTE 11- - MASTER TRUSTS

Three investment options of the Plan are held in Master Trusts and administered under Master Trust agreements entered into on January 1, 2003. These investment options include the Stable Value Fund, ConocoPhillips Stock Fund, and DuPont Stock Fund.

STABLE VALUE FUND

The Stable Value Fund option provided by the Plan is also available to participants in the ConocoPhillips Store Savings Plan. Each plan's beneficial interest in the commingled Master Trust funds is based on that plan's proportionate share of the value of the total net assets in the Master Trust. Investment income for each plan is calculated using this same basis. The Plan's proportionate share of Master Trust net assets and investment income was approximately 99.9% as of December 31, 2003.

The Stable Value Fund consisted of guaranteed investment contracts (GICs), separate account guaranteed investment contracts (SAGICs), Synthetic contracts
(SYNs), common collective trusts (CCTs), and short-term investments and cash. The crediting interest rates for the Stable Value Fund's investment contracts ranged from 3.23% to 7.68% as of December 31, 2003. The fund's blended rate of return for 2003 was 5.33%.

The crediting rates for most SAGIC and SYN contracts were reset quarterly and were based on the market value of the underlying portfolio of assets backing these contracts. Inputs used to determine the crediting rate included each contract's portfolio market value, current yield-to-maturity, duration (i.e., the present value of the weighted average life), and market value relative to contract value. All contracts had a guaranteed rate of 0.0% or higher.

The Master Trust (Stable Value Fund) values as of December 31, 2003 were as follows:

                                                                     Thousands
                                                                     of Dollars
                                                                     ----------
At Contract Value, which approximates fair value:
  GICs                                                               $  181,510
  SAGICs                                                                183,861
  SYNs                                                                1,502,584
  CCTs                                                                   65,056

At Fair Value:
  Short-term investments and cash                                        15,951
                                                                     ----------
                                                                     $1,948,962
                                                                     ==========

The contract values of synthetic guaranteed investment contracts were net of ($46,176) at December 31, 2003 related to wrapper contracts, which guarantee the contract value of the synthetic guaranteed investment contracts for participant initiated withdrawal events.


                                                                        Millions
                                                                       of Dollars
                                                                       ----------
Stable Value Fund
Year Ended December 31, 2003
  Contributions                                                              17
  Net Appreciation                                                           23
  Net Realized Gain                                                           1
  Asset Transfers In                                                      2,015
  Distributions                                                             (42)
  Participant Loans                                                          (1)
  Asset Transfers Out                                                       (63)
---------------------------------------------------------------------------------
  Net Change                                                              1,950
  Beginning of Year                                                           -
---------------------------------------------------------------------------------
  End of Year                                                             1,950
=================================================================================



CONOCOPHILLIPS STOCK FUND

The ConocoPhillips Stock Fund is comprised of ConocoPhillips stock held in a Master Trust. This investment option provided by the Plan is also available to participants in the ConocoPhillips Store Savings Plan and the Retirement Savings Plan of ConocoPhillips Company. Each plan's beneficial interest in the commingled Master Trust funds is based on that plan's proportionate share, determined by participant directed balances of the value of the total net assets in the Master Trust. Investment income for each plan is calculated using this same basis. The Plan's proportionate share of Master Trust net assets and investment income was approximately 99.83% as of December 31, 2003.

                                                  Millions
                                                 of Dollars
                                                 ----------
ConocoPhillips Stock Fund
Year Ended December 31, 2003

  Contributions                                       138
  Investment Income                                     5
  Net Appreciation                                    265
  Net Realized Gain                                    65
  Asset Transfers In                                1,185
  Distributions                                      (106)
  Participant Loans                                   (20)
  Asset Transfers Out                                (173)
                                                   ------
Net Change                                          1,359
Beginning of Year                                      --
                                                   ------
End of Year                                        $1,359
                                                   ======

DUPONT STOCK FUND

The DuPont Stock Fund is comprised of DuPont stock held in a Master Trust. This investment option provided by the Plan is also available to participants in the ConocoPhillips Store Savings Plan. Each plan's beneficial interest in the commingled Master Trust funds is based on that plan's proportionate share, determined by participant directed balances of the value of the total net assets in the Master Trust. Investment income for each plan is calculated using this same basis. The Plan's proportionate share of Master Trust net assets and investment income was approximately 99.9% as of December 31, 2003.

                                                  Millions
                                                 of Dollars
                                                 ----------
DuPont Stock Fund
Year Ended December 31, 2003

    Investment Income                                  2
    Net Appreciation                                  28
    Net Realized Gain                                  1
    Asset Transfers In                               247
    Distributions                                     (4)
    Asset Transfers Out                              (15)
                                                    ----
Net Change                                           259
Beginning of Year                                     --
                                                    ----
End of Year                                          259
                                                    ====

SCHEDULE OF ASSETS (HELD AT END OF YEAR)             CONOCOPHILLIPS SAVINGS PLAN
Schedule H, Line 4i                                     EIN 73-0400345, PLAN 022

At December 31, 2003

                                (c)                                                        Thousands of Dollars
    (a)(b)          Description of investment                                             -----------------------
Identity of issue,  including maturity date,                                                (d)           (e)
borrower, lessor    rate of interest, collateral,                                        Historical     Current
or similar party    par or maturity value                                                   Cost         Value
------------------  -----------------------------                                        ---------     ---------
CONOCOPHILLIPS*       16,842,415 SHARES,
                        LEVERAGED STOCK FUND
                        AND LOAN II SUSPENSE                                             $382,839     $1,104,422

FIDELITY              3,178,189 UNITS, FIDELITY
  INVESTMENTS           LOW PRICE STOCK                                                        **        111,173

FIDELITY              1,665,179 UNITS, MAGELLAN
  INVESTMENTS           FUND                                                                   **        162,755

PIMCO FUNDS           2,069,043 UNITS, PIMCO
                        TOTAL RETURN                                                           **         22,159
--------------------------------------------------------------------------------------------------------------------
THE VANGUARD          3,161,198 UNITS, VANGUARD
  GROUP*                500 INDEX INV                                                          **        324,560

                      264,055 UNITS, VANGUARD
                        ASSET ALLOCATION FUND                                                  **          5,957

                      999,006 UNITS, VANGUARD
                        BALANCED IX INV                                                        **         18,252

                      1,322,762 UNITS, VANGUARD
                        EXPLORER FUND                                                          **         86,800

                      1,099,416 UNITS, VANGUARD
                        EXTEND MKT INDEX INV                                                   **         29,310

                      320,470 UNITS, VANGUARD
                        GROWTH INDEX INV                                                       **          7,986

                      1,798,593 UNITS, VANGUARD
                        INFLA-PRO SECUR                                                        **         21,961

                      1,566,918 UNITS, VANGUARD
                        INTL GROWTH FUND                                                       **         25,274

SCHEDULE OF ASSETS (HELD AT END OF YEAR)             CONOCOPHILLIPS SAVINGS PLAN
SCHEDULE H, LINE 4I                                     EIN 73-0400345, PLAN 022

At December 31, 2003

                                  (c)                    Thousands of Dollars
    (a)(b)            Description of investment         -----------------------
Identity of issue,    including maturity date,              (d)            (e)
borrower, lessor      rate of interest, collateral,     Historical       Current
or similar party      par or maturity value                   Cost         Value
------------------    -----------------------------     ----------     ---------
THE VANGUARD            1,386,241 UNITS, VANGUARD
  GROUP*                  INTL VALUE FUND                       **        36,375

                        639,810 UNITS, VANGUARD
                          LIFEST CONSERV GROWTH                 **         9,303

                        850,411 UNITS, VANGUARD
                          LIFEST GROWTH FUND                    **        15,443

                        404,094 UNITS, VANGUARD
                          LIFEST INCOME FUND                    **         5,334

                        4,998,095 UNITS, VANGUARD
                          LIFEST MODERATE GROWTH                **        83,018

                        1,486,828 UNITS, VANGUARD
                          LT TREASURY INV                       **        16,905

                        1,488,822 UNITS, VANGUARD
                          MD-CAP INDEX FUND                     **        19,548

                        1,163,886 UNITS, VANGUARD
                          MORGAN GROWTH INV                     **        17,307

                        161,675,695 UNITS, VANGUARD
                          PRIME MONEY MKT                       **       161,676

                        3,669,278 UNITS, VANGUARD
                          PRIMECAP FUND                         **       194,619

                        1,535,236 UNITS, VANGUARD
                          SM-CAP GROWTH INDEX                   **        20,081

                        1,346,205 UNITS, VANGUARD
                          SM-CAP VALUE INDEX                    **        15,468

                        7,306,880 UNITS, VANGUARD
                          TOTAL BOND MKT INDEX                  **        75,334

                        1,226,272 UNITS, VANGUARD
                          TOTAL INTL STOCK IDX                  **        13,048

SCHEDULE OF ASSETS (HELD AT END OF YEAR)             CONOCOPHILLIPS SAVINGS PLAN
SCHEDULE H, LINE 4I                                     EIN 73-0400345, PLAN 022

At December 31, 2003

                                  (c)                     Thousands of Dollars
    (a)(b)            Description of investment          ----------------------
Identity of issue,    including maturity date,               (d)          (e)
borrower, lessor      rate of interest, collateral,      Historical      Current
or similar party      par or maturity value                   Cost         Value
------------------    -----------------------------      ----------    ---------
THE VANGUARD          683,053 UNITS, VANGUARD
  GROUP*                TOTAL STOCK MKT INV                  **          17,753

                      283,786 UNITS, VANGUARD
                        VALUE INDEX INV                      **           5,378

                      2,161,617 UNITS, VANGUARD
                        WELLINGTON INV                       **          62,276

                      2,652,069 UNITS, VANGUARD
                        WINDSOR II FUND INV                  **          70,253

                      1,302 UNITS, VANGUARD
                        RETIRE SAVINGS TRUST                 **               1
-------------------------------------------------------------------------------
PARTICIPANTS*         LOANS TO PLAN PARTICIPANTS,
                        AT 4.5% TO 9.5%                       -          70,976
-------------------------------------------------------------------------------

TRAVELERS INSURANCE   GROUP ANNUITY CONTRACT GR-1966A,
                        DEFERRED SETTLEMENT ACCOUNT          **              13
-------------------------------------------------------------------------------
                                                                    $ 2,830,718
================================================================================

*  Party-in-interest

** Historical cost information is not required for participant-directed investments.

SCHEDULE OF REPORTABLE TRANSACTIONS                  CONOCOPHILLIPS SAVINGS PLAN
SCHEDULE H, LINE 4J                                     EIN 73-0400345, PLAN 022
SERIES OF TRANSACTIONS IN EXCESS
  OF 5 PERCENT OF NET ASSETS
  (CATEGORY III)

Year Ended December 31, 2003

                                                                   Thousands of Dollars
                                          -----------------------------------------------------------------------
                                                                                      (h) Current
                                                                                        value of
(a, b) Identity of                                                                      asset on
party involved and                        (c) Value of  (d) Value   (g) Historical     transaction   (i) Net gain
description of asset                        purchases    of sales    cost of asset        date         or (loss)
--------------------                        ---------    --------    -------------        ----         ---------
Fidelity
  Fidelity Low                              $ 112,764                                   112,764
    Price Stock                                         $   9,974        9,665            9,974           309

Fidelity                                    $ 166,873                                   166,873
  Magellan                                              $  14,344       14,062           14,344           282

The Vanguard Group
  Vanguard 500                              $ 147,797                                   147,797
    Index Inv                                           $  52,755       53,048           52,755          (293)

The Vanguard Group
  Vanguard Prime                            $ 149,084                                   149,084
    Money Mkt                                           $ 125,349      125,349          125,349             -

The Vanguard Group
  Vanguard                                  $  87,674                                    87,674
    PRIMECAP Fund                                       $  21,465       20,128           21,465         1,337

SCHEDULE OF REPORTABLE TRANSACTIONS                  CONOCOPHILLIPS SAVINGS PLAN
SCHEDULE H, LINE 4J                                     EIN 73-0400345, PLAN 022
SERIES OF TRANSACTIONS IN EXCESS
  OF 5 PERCENT OF NET ASSETS
  (CATEGORY III)

Year Ended December 31, 2003

                                                                      Thousands of Dollars
                                           --------------------------------------------------------------------------
                                                                                         (h) Current
                                                                                           value of
(a, b) Identity of                                                                         asset on
party involved and                         (c) Value of    (d) Value   (g) Historical     transaction    (i) Net gain
description of asset                          purchases     of sales    cost of asset        date          or (loss)
--------------------                          ---------     --------    -------------        ----          ---------
The Vanguard Group
  Stable Value                              $ 2,030,739                                    2,030,739
    Fund                                                   $ 106,721       106,189           106,721            532

The Vanguard Group
  Company Stock                             $   516,235                                      467,532
    Fund                                                   $ 298,012       232,653           298,012         65,359

The Vanguard Group
  DuPont Stock                              $   247,529                                      209,703
    Fund                                                   $  17,798        15,752            17,798          2,046

The Vanguard Group
  Leveraged Stock                           $    32,291                                       32,291
    Fund                                                   $ 128,938        48,771           128,938         80,167
---------------------------------------------------------------------------------------------------------------------

Columns (e) and (f) are not applicable.

There were no category (i), (ii) and (iv) reportable transactions during 2003.

EXHIBIT INDEX                                        CONOCOPHILLIPS SAVINGS PLAN
                                                        EIN 73-0400345, PLAN 022

Exhibit
 Number                   Description
 ------                   -----------
  23            Consent of Independent Registered Public Accounting Firm